Zix Corporation

2711 North Haskell Avenue

Suite 2200, LB 36

Dallas, Texas 75204

Telephone: (214) 370-2000

August 8, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (Registration Statement No. 333-226456)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Zix Corporation hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that it becomes effective on August 10, 2018, at 4:30 p.m. Eastern Time, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Baker Botts L.L.P., by calling Don McDermett at (214) 953-6454.

Very truly yours,

ZIX CORPORATION

By:	/s/ Noah F. Webster
Noah F. Webster
Vice President, General Counsel and Secretary

cc: Don McDermett, Baker Botts L.L.P.